UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act ("Ley del Mercado de Valores").

In relation to the PRISA Warrants issued by the capital increase for cash consideration1 adopted by the Extraordinary Shareholders Meeting of PRISA held on 27th November 2010, PRISA informs that next June 5th the 42nd and last window of execution of the PRISA Warrants will end and, consequently, the exercise period of the PRISA Warrants will terminate.

In case of exercise of PRISA Warrants during this last window, the same procedures as in the previous windows will be applied.

From the day after June 5th, all PRISA Warrants which have not been exercised shall be extinguished. PRISA will be responsible for carrying out all the necessary steps to formalize such termination, without it being necessary any action by the holders of PRISA Warrants.

Madrid, May 30th, 2014

1 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 30, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors